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                               July 9, 2020

       Ernest Garcia, III
       President, Chief Executive Officer and Chairman
       Carvana Co.
       1930 W. Rio Salado Parkway
       Tempe, AZ 85281

                                                        Re: Carvana Co.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Response Dated July
2, 2020
                                                            File No. 1-38073

       Dear Mr. Garcia:

               We have reviewed your July 2, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 22, 2020 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Management's Discussion and Analysis of Financial Condition and Results of Operations Non-
       GAAP Financial Measures, page 63
       Non-GAAP Financial Measures, page 63

   1. We have reviewed your response to comment 1 and do not concur on the basis that we believe the measure is
a tailored accounting principle when the result is anti-dilutive.
                                                        Adjusting a GAAP
measure to more effectively compare your performance relative to other registrants with
different organizational and tax structures is not persuasive in supporting the basis
for your presentation. Therefore, we believe you should omit earnings per share measures that
include the impact of the assumed exchange to the extent the exchange was
antidilutive. We would not object to disclosure of the anti-dilutive amounts but we do object to the
full earnings per share calculation to the extent anti-dilutive. Refer
 Ernest Garcia, III
Carvana Co.
July 9, 2020
Page 2
         to Question 100.04 of the Division   s Compliance & Disclosure
Interpretations, Non-
         GAAP Financial Measures.


       You may contact Scott Stringer at 202-551-3272 or Donna Di Silvio at 202-551-3202
with any questions.



FirstName LastNameErnest Garcia, III                        Sincerely,
Comapany NameCarvana Co.
                                                            Division of
Corporation Finance
July 9, 2020 Page 2                                         Office of Trade &
Services
FirstName LastName